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March 15, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on March 15, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 3/16

File No. 82-2683

Wolters Kluwer
Legal, Tax & Regulatory Europe

PRESS RELEASE

Contact:	Florbela Jorge Editorial Key Manager Wolters Kluwer Portugal + 351211207070 fjorge@wkp.pt	Yvette van Braam Morris, Communications Manager Wolters Kluwer Legal, Tax & Regulatory Europe + 31 (0)20 6070 358 ybraammorris@wolterskluwer.com	Oya Yavuz Vice President, Investor Relations Wolters Kluwer nv + 31 (0)20 6070 407 ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe enters Portuguese Legal Publishing Market

Amsterdam and Lisbon - March 15, 2006 - Wolters Kluwer, a leading multinational publisher and information services provider, announced today it will enter the Portuguese legal publishing market and offer legal professionals unique online services and tools to meet their increasingly demanding information needs. Wolters Kluwer's advanced search functionalities will help customers to find the information required via a single search through legislation, jurisprudence and doctrine.

"We will provide Portuguese legal professionals with reliable and highly qualitative information tailored to their needs, budget and time", says Rolv Eide, CEO Legal, Tax & Regulatory Europe. "Portugal is an interesting market for us, because it has more than 30,000 Portuguese legal professionals with a high use of internet services in their daily work and with increasingly sophisticated information demands".

Wolters Kluwer has found a partner in the legal publisher Coimbra Editora who has over the last 85 years built an excellent reputation in the publishing markets for legal professionals. Coimbra's books and publications deliver superior quality due in part to its network of highly respected authors.
As a result of this partnership, Coimbra's legal content will be migrated to Wolters Kluwer's European based technology platforms that integrate legal databases and improve functionalities such as searching information required by lawyers, solicitors, judges etc. every day.

Joao Salgado, Managing Director of Coimbra Editora says, "We are very pleased to partner a multinational company such as Wolters Kluwer. They bring to Portugal technological and content development expertise that we can benefit from. It is a fact that the amount of knowledge and information that legal professionals need to handle is beyond the borders of the paper format and the same can be said of the need for daily updates. We see the increasing demands put on our customers in universities, legal departments and firms, to process more information within shorter timeframes. The offer we have jointly developed is innovative and will benefit legal professionals to deliver a better service to their customers based on the most reliable information."

PRESS RELEASE

Wolters Kluwer Portugal launches a series of innovative products in the legal market, which is now available for lawyers, judges, solicitors, etc:

- JusNet data base, a new generation online technology data base, supporting lawyers in preparing cases, allowing them to take decisions based on all applicable and recently updated legislation, jurisprudence and doctrine
- JusJornal, a legal information online diary, keeping legal professionals updated with information selected by legal specialists
- JusGestao, a work tool that manages information such as payments, terms and invoices at the office, improving the legal firm's productivity.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices

About Coimbra Editora

Coimbra Editora, founded in 1920 by a group of Universidad de Coimbra professors, includes in its catalogue around 600 publications. Coimbra Editora publishing program reaches a number of 150 new products. Among its contributors are most relevant contemporary authors such, as Guilherme Moreira, Alberto dos Reis, Oliveira Salazar, Bissaya Barreto, Tomaz Morgado, Morais Sarmento, Abel de Andrade, Elísio de Moura or Magalhães Colaço. Coimbra Editora has signed agreements with leading universitary, political and juditial institutions, such as Law Faculties of Coimbra, Lisboa, Porto and Minho, the Universidad Católica de Porto, the Universidade Lusíada, the Ministry of Justice, the Center for Legal Studies, the Constitutional Court and the Judges Superior Council.